Exhibit 99.01



                      DESCRIPTION OF CAPITAL STOCK - CIPSCO

     General. The authorized capital stock of CIPSCO consists of 4,600,000 shares of Preferred Stock, without par value, issuable in series, of which none are outstanding and 100,000,000 shares of Common Stock without par value of which 34,069,542 shares were outstanding at December 31, 1994.

     The following statements, unless the context otherwise indicates, are brief summaries of the substance or general effect of certain provisions of CIPSCO's Amended and Restated Articles of Incorporation ("CIPSCO Articles") and the CIPS Restated Articles of Incorporation and the resolutions establishing series of Preferred Stock (collectively, the "CIPS Articles"), and of the CIPS Mortgage Indenture securing outstanding First Mortgage Bonds of CIPS. Such statements make use of defined terms and are not complete; they are subject to all the provisions of the CIPSCO Articles, the CIPS Articles or the CIPS Mortgage Indenture, as the case may be.

     Preferred Stock. The CIPSCO Articles grant the Board of Directors of CIPSCO the authority to determine how shares of Preferred Stock may be divided into and issued in series, and on what terms and for what consideration such shares shall be issued. In addition, the CIPSCO Articles grant the Board the authority to fix and determine the following relative rights and preferences of shares of each such series of Preferred Stock: (1) the distinctive designation of, and the number of shares that constitute, such series and the "stated value" or "nominal value," if any, thereof; (2) the rate or rates of dividend (or method of determining the rate or rates) applicable to shares of such series; (3) the price at which, and the terms and conditions on which, shares of such series may be redeemed by CIPSCO; (4) the amount payable upon shares of such series in the event of the involuntary liquidation of CIPSCO;
(5) the amount payable upon shares of such series in the event of the involuntary liquidation of CIPSCO; (6) sinking fund provisions for the redemption or purchase of shares of such series; (7) the terms and conditions on which shares of such series may be converted, if such shares are issued with the privilege of conversion; (8) the voting rights (including, but not limited to, any special voting rights), if any, of the holders of shares of such series, provided that in no event shall any share of Preferred Stock be entitled to more than a number of votes equal to the amount determined by dividing the amount payable on such share (exclusive of accrued dividends) in the event of the involuntary liquidation of CIPSCO by $100.








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     Dividend Rights.  Dividends are payable on CIPSCO's Common Stock if and when declared by the Board of Directors of CIPSCO and no restrictions are placed on the declaration of dividends by the CIPSCO Articles. The ability of CIPSCO to pay dividends is dependent upon distributions made to it by CIPS and amounts earned by CIPSCO on its other investments.

     Whenever dividends on all outstanding shares of the CIPS Preferred Stock of all series for all previous quarter-yearly dividend periods and the current quarter-yearly dividend period shall have been paid or declared and set apart for payment, and whenever all amounts required to be set aside for any sinking fund for the redemption or purchase of shares of the CIPS Preferred Stock for all previous periods or dates shall have been paid or set aside, and subject to the limitations summarized below, the Board of Directors of CIPS may declare dividends on the CIPS Common Stock out of any surplus or net profits of the Company legally available for the purpose. The CIPS Mortgage Indenture provides, in effect, that CIPS will not declare or pay any dividends (other than in stock) on its Common Stock, or make any other distribution on or purchase any CIPS Common Stock, unless the total amount charged or provided for maintenance, repairs and depreciation of the mortgaged properties subsequent to December 31, 1940, plus the surplus earned during the period and remaining after any such dividend, distribution or purchase, shall equal at least 15% of the total utility operating revenues of CIPS for the period, after deducting from such revenues the cost of electricity and gas purchased for resale. The CIPS Articles provide in effect that, so long as any Preferred Stock is outstanding, the total amount of all dividends or other distributions on CIPS Common Stock (other than in stock) that may be paid, and purchases of CIPS Common Stock that may be made, during any 12-month period shall not exceed (a) 75% of the net income of CIPS (as defined) for the 12-month period next preceding each such dividend, distribution or purchase, if the ratio of "common stock equity" to "total capital" (as defined) is 20% to 25%, or (b) 50% of such net income if such ratio is less than 20%. If such ratio is in excess of 25%, no such dividends may be paid or distributions or purchases made that would reduce such ratio to less than 25% except to the extent permitted by clauses (a) and (b). At December 31, 1994, no amount of retained earnings was restricted as to the payment of dividends on CIPS Common Stock under the foregoing provisions of the CIPS Mortgage Indenture or the CIPS Articles.

     Voting Rights. Under Illinois law and the CIPSCO Articles, each share of Common Stock of CIPSCO is entitled to one vote on each matter voted on at all meetings of shareholders, with the right of cumulative voting in the election of directors and, in accordance with Illinois law, the right to vote as a class on certain questions. Preferred Stock may have such voting rights as are established by the Board of Directors subject to the provisions of the CIPSCO Articles described under "Preferred Stock" above.







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     Preemptive Rights.  Holders of CIPSCO's capital stock have no preemptive subscription rights.

     Liquidation Rights. In the event of any liquidation or dissolution of CIPSCO, holders of CIPSCO Common Stock are entitled to share ratably in the net assets and profits of CIPSCO remaining after the payment in full to the holders of the CIPSCO Preferred Stock of the aggregate preferential amount payable in respect of such Preferred Stock in any such event.

     Miscellaneous. The Transfer Agents for the CIPSCO Common Stock are Illinois Stock Transfer Company, Chicago, Illinois, and Harris Trust and Savings Bank, Chicago, Illinois; and the Registrar is Harris Trust and Savings Bank, Chicago, Illinois.

     CIPSCO reserves the right to increase, decrease or reclassify its authorized capital stock or any class or series thereof, and to amend or repeal any provisions in the CIPSCO Articles, in the manner prescribed by law; and all rights conferred on shareholders in the CIPSCO Articles are subject to this reservation.

































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